UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

 Under the Securities Exchange Act of 1934

For the Month of April 2013

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

A copy of the Registrant’s press release dated April 30, 2013 is furnished herewith and is incorporated by reference into the following Registration Statement:

Registration Statement on Form S-8 No. 333-157279

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document

99.1	Press Release dated April 30, 2013: “Transition Therapeutics Announces Results of Clinical Study of Type 2 Diabetes Drug Candidate TT-401.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: April 30, 2013	By:	/s/ Nicole Rusaw-George
	Name:	Nicole Rusaw-George
	Title:	Chief Financial Officer

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